# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NuCana plc, CIK 0001709626
CUSIP: 67022C205
Title of class of securities: Ordinary Shares, nominal value GBP0.04 per share
Address of issuer's principal executive offices: 3 Lochside Way, Edinburgh, United Kingdom (X0), EH12 9DT
Date of event which requires filing of this statement: 02/14/2025
Amends the filing with accession number 0001144204-18-009991
Filed by CIK 0001441261
Persons authorized to receive notices and communications: Armance Bordes, 7-11, boulevard Haussmann, Paris, France (I0), 75009, 33 1 76 23 41 09; John Partigan Lloyd Spencer, Nixon Peabody LLP, 799 9 Street NW Ste 500, Washington, District Of Columbia (DC), 20001, 202-585-8000

## Reporting persons
- Sofinnova Capital VI FCPR (CIK 0001441261): type of reporting person: other (OO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 4,987,975; shared voting power 0; sole dispositive power 4,987,975; shared dispositive power 0; aggregate amount beneficially owned 4,987,975 (5.1% of the class)
  Comment: Note in relation to Items 7 and 8: Sofinnova Partners SAS, a French corporation ("SP SAS"), the management company of Sofinnova Capital VI FCPR ("SC VI"), may be deemed to have sole voting power, and Antoine Papiernik ("Papiernik"), Henrijette Richter ("Richter"), Maina Bhaman ("Bhaman"), Graziano Seghezzi ("Seghezzi"), Anta Gkelou ("Gkelou") and Karl Naegler ("Naegler"), the members of the investment committee of SC VI, may be deemed to have shared power to vote these shares.
  
  Note in relation to Items 9 and 10: SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Papiernik, Richter, Bhaman, Seghezzi, Gkelou and Naegler, the members of the investment committee of SC VI, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 13: Percentage of class is calculated based on 98,630,000 ordinary shares outstanding as of September 30, 2024, as reported in Exhibit 99.1 in NuCana plc's Form 6-K filed with the SEC on November 25, 2024.
- Sofinnova Partners SAS (CIK 0001574139): type of reporting person: other (OO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 4,987,975; shared voting power 0; sole dispositive power 4,987,975; shared dispositive power 0; aggregate amount beneficially owned 4,987,975 (5.1% of the class)
  Comment: Note in relation to Items 7 and 8: SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Papiernik, Richter, Bhaman, Seghezzi, Gkelou and Naegler, the members of the investment committee of SC VI, may be deemed to have shared power to vote these shares.
  
  Note in relation to Items 9 and 10: SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Papiernik, Richter, Bhaman, Seghezzi, Gkelou and Naegler, the members of the investment committee of SC VI, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 13: Percentage of class is calculated based on 98,630,000 ordinary shares outstanding as of September 30, 2024, as reported in Exhibit 99.1 in NuCana plc's Form 6-K filed with the SEC on November 25, 2024.
- Antoine Papiernik (CIK 0001768408): type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 4,987,975; shared voting power 0; sole dispositive power 4,987,975; shared dispositive power 0; aggregate amount beneficially owned 4,987,975 (5.1% of the class)
  Comment: Note to Items 7 and 8: SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Papiernik, a member of the investment committee of SC VI, may be deemed to have shared power to vote these shares.
  
  Note to Items 9 and 10: SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Papiernik, a member of the investment committee of SC VI, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 13: Percentage of class is calculated based on 98,630,000 ordinary shares outstanding as of September 30, 2024, as reported in Exhibit 99.1 in NuCana plc's Form 6-K filed with the SEC on November 25, 2024.
- Henrijette Richter: type of reporting person: individual (IN); citizenship or place of organization: Denmark (G7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 4,987,975; shared voting power 0; sole dispositive power 4,987,975; shared dispositive power 0; aggregate amount beneficially owned 4,987,975 (5.1% of the class)
  Comment: Note to Items 7 and 8: SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Richter, a member of the investment committee of SC VI, may be deemed to have shared power to vote these shares.
  
  Note to Items 9 and 10: SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Richter, a member of the investment committee of SC VI, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 13: Percentage of class is calculated based on 98,630,000 ordinary shares outstanding as of September 30, 2024, as reported in Exhibit 99.1 in NuCana plc's Form 6-K filed with the SEC on November 25, 2024.
- Maina Bhaman (CIK 0001901013): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 4,987,975; shared voting power 0; sole dispositive power 4,987,975; shared dispositive power 0; aggregate amount beneficially owned 4,987,975 (5.1% of the class)
  Comment: Note to Items 7 and 8: SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Bhaman, a member of the investment committee of SC VI, may be deemed to have shared power to vote these shares.
  
  Note to Items 9 and 10: SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Bhaman, a member of the investment committee of SC VI, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 13: Percentage of class is calculated based on 98,630,000 ordinary shares outstanding as of September 30, 2024, as reported in Exhibit 99.1 in NuCana plc's Form 6-K filed with the SEC on November 25, 2024.
- Graziano Seghezzi (CIK 0001573749): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 4,987,975; shared voting power 0; sole dispositive power 4,987,975; shared dispositive power 0; aggregate amount beneficially owned 4,987,975 (5.1% of the class)
  Comment: Note to Items 7 and 8: SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Seghezzi, a member of the investment committee of SC VI, may be deemed to have shared power to vote these shares.
  
  Note to Items 9 and 10: SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Seghezzi, a member of the investment committee of SC VI, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 13: Percentage of class is calculated based on 98,630,000 ordinary shares outstanding as of September 30, 2024, as reported in Exhibit 99.1 in NuCana plc's Form 6-K filed with the SEC on November 25, 2024.
- Anta Gkelou: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 4,987,975; shared voting power 0; sole dispositive power 4,987,975; shared dispositive power 0; aggregate amount beneficially owned 4,987,975 (5.1% of the class)
  Comment: Note to Items 7 and 8: SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Gkelou, a member of the investment committee of SC VI, may be deemed to have shared power to vote these shares.
  
  Note to Items 9 and 10: SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Gkelou, a member of the investment committee of SC VI, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 13: Percentage of class is calculated based on 98,630,000 ordinary shares outstanding as of September 30, 2024, as reported in Exhibit 99.1 in NuCana plc's Form 6-K filed with the SEC on November 25, 2024.
- Karl Naegler: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 4,987,975; shared voting power 0; sole dispositive power 4,987,975; shared dispositive power 0; aggregate amount beneficially owned 4,987,975 (5.1% of the class)
  Comment: Note to Items 7 and 8: SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Naegler, a member of the investment committee of SC VI, may be deemed to have shared power to vote these shares.
  
  Note to Items 9 and 10: SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Naegler, a member of the investment committee of SC VI, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 13: Percentage of class is calculated based on 98,630,000 ordinary shares outstanding as of September 30, 2024, as reported in Exhibit 99.1 in NuCana plc's Form 6-K filed with the SEC on November 25, 2024.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value GBP0.04 per share
Name of issuer: NuCana plc
Address of issuer's principal executive offices: 3 Lochside Way, Edinburgh, United Kingdom (X0), EH12 9DT
Comment: Introductory Statement: This Amendment No. 6 ("Amendment No. 6"), being filed by Sofinnova Capital VI FCPR ("SC VI"), Sofinnova Partners SAS, a French corporation ("SP SAS"), Antoine Papiernik ("Papiernik"), Henrijette Richter ("Richter"), Maina Bhaman ("Bhaman"), Graziano Seghezzi ("Seghezzi"), Anta Gkelou ("Gkelou") and Karl Naegler ("Naegler"), the investment committee of SC VI (collectively, the "Listed Persons" and together with SC VI and SP SAS, the "Reporting Persons"), amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 21, 2018, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 14, 2019, as further amended by Amendment No. 2 to Schedule 13D filed with the SEC on February 12, 2020, as further amended by Amendment No. 3 to Schedule 13D filed with the SEC on October 28, 2020, as further amended by Amendment No. 4 to Schedule 13D filed with the SEC on February 2, 2021, and as further amended by Amendment No. 5 to Schedule 13D filed with the SEC on June 15, 2021 (collectively, the "Schedule 13D"). This Schedule 13D relates to the ordinary shares (the "Ordinary Shares") of NuCana plc, an English corporation (the "Issuer"), as represented by American Depositary Shares ("ADSs"). Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D, as amended. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Criminal convictions in the last five years: None of the Reporting Persons has during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

All of the Ordinary Shares and ADSs that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional ADSs or other securities of the Issuer, or to sell or otherwise dispose of all or part of the ADSs or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

See Rows 11 and 13 of the cover page for each of the Filing Persons, which is incorporated herein by reference. The filing of this Schedule 13D shall not be construed as an admission by Papiernik, Richter, Bhaman, Seghezzi, Gkelou and Naegler that such person is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

This Amendment is being filed to reflect a decrease in the Reporting Persons' percentage ownership of the Issuer's Ordinary Shares, which resulted from an increase in the number of Ordinary Shares outstanding since the filing of Amendment No. 5 to Schedule 13D and is not due to any transactions in the Ordinary Shares or ADSs by the Reporting Persons.

Percentage of class is calculated based on 98,630,000 ordinary shares outstanding as of September 30, 2024, as reported in Exhibit 99.1 in NuCana plc's Form 6-K filed with the SEC on November 25, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

See the information contained on the cover pages of this Amendment, which is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

There have been no reportable transactions with respect to the Ordinary Shares or ADSs of the Issuer within the last 60 days by the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: EX 99.1 - Joint Filing Agreement, dated as of February 14, 2025.

## Signatures
- Sofinnova Capital VI FCPR: /s/ Antoine Papiernik, Antoine Papiernik / Managing Partner (02/14/2025)
- Sofinnova Partners SAS: /s/ Antoine Papiernik, Antoine Papiernik / Managing Partner (02/14/2025)
- Antoine Papiernik: /s/ Antoine Papiernik, Antoine Papiernik (02/14/2025)
- Henrijette Richter: /s/ Henrijette Richter, Henrijette Richter (02/14/2025)
- Maina Bhaman: /s/ Maina Bhaman, Maina Bhaman (02/14/2025)
- Graziano Seghezzi: /s/ Graziano Seghezzi, Graziano Seghezzi (02/14/2025)
- Anta Gkelou: /s/ Anta Gkelou, Anta Gkelou (02/14/2025)
- Karl Naegler: /s/ Karl Naegler, Karl Naegler (02/14/2025)